UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER




                        Mountains West Exploration, Inc.
                  ---------------------------------------------
        (Exact name of registrant as specified in its corporate charter)



                                 Not Applicable
                           --------------------------
                                  (Former Name)


                                     0-9500
                            -------------------------
                              (Commission File No.)



                New Mexico                      85-0280415
            ----------------------      -------------------------
            State of Incorporation) (IRS Employer Identification No.)


                       7609 Ralston Road, Arvada, CO 80002
                 ----------------------------------------------
                    (Address of principal executive offices)



                                  (303)422-8127
                           ---------------------------
                         (Registrant's telephone number)

                        MOUNTAINS WEST EXPLORATION, INC.


        NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
       IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.


GENERAL


This Information Statement is being mailed on or about December 15, 2004 to the holders of record as of November 30, 2004, of common stock (the "common stock"), of Mountains West Exploration, Inc., a New Mexico corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of new directors to the Board of Directors of the Company (the "Designee") and its anticipated change of control.

On November 3, 2004, Mountains West Exploration, Inc. entered into a Share Purchase Agreement with Skye Blue Ventures, LLC. On November 3, 2004, the Share Purchase Agreement resulted in:

     o the shareholders of Skye Blue Ventures, LLC acquiring at least 44% of the Company's common stock; and


     o    the Company's board of directors and management changing.


At the closing on November 3, 2004, Robert A. Doak, Jr. submitted his resignation from the Board of Directors of the Company effective immediately. David G. Shier submitted his resignation from the Board of Directors of the Company, which resignation shall be effective ten days after this Notice to Shareholders is mailed. At the closing, Denis Iler was appointed a Director effectively immediately. Effective 10 days after this Notice to Shareholders is mailed, Redgie Green was appointed to fill the vacancy created by Mr. Shier's resignation.


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





At closing, the board of directors appointed the following officers:

     -    Denis Iler was appointed as President and Chief Executive Officer

     -    Redgie Green was appointed Treasurer and Secretary.


CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
------------------------------------------------------------------


On November 3, 2004, Mountains West Exploration, Inc. entered into a Share Purchase Agreement with Skye Blue Ventures, LLC whereby Skye Blue Ventures, LLC purchased a total of 9,008,332 shares of Mountains West Exploration, Inc. from Robert A. Doak, Jr. and 12,980,729 shares from the Company. The result of this purchase and the subscription described is that Skye Blue Ventures, LLC will own 21,989,061 shares (44%) of Mountains West Exploration, Inc.

No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.



VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
-----------------------------------------------
VOTING SECURITIES OF THE COMPANY:
--------------------------------

On November 3, 2004, there were approximately 37,019,271 shares of the Company's common stock issued and outstanding. Following the share purchase by Skye Blue Ventures, LLC, there are 50,000,000 shares of the Company's common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
--------------------------------------------------------------

The sole class of equity securities of the Company issued and outstanding is the common stock.


The following table sets forth, as of November 30, 2004 certain information with respect to the common stock beneficially owned by: (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group.




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


 (i) each Director, nominee and executive officer of the Company:

                                                         Post              Post
                                Pre-Transaction          Transaction Transaction
Name and Address of             Amount and nature of     Number of    % of Class
Beneficial Owner                Beneficial Ownership     Shares
-------------------------------------------------------------------------------
Robert A. Doak, Jr. (1)         9,480,548          472,216 (4)           >1%
616 Central S.E., #213
Albuquerque, NM  87102
-------------------------------------------------------------------------------
David G. Shier (1)                312,511          312,511 (5)            >1%
259 North Commercial
Trinidad, CO  81082
-------------------------------------------------------------------------------
Skye Blue Ventures, LLC                 0       21,989,061                44%
Denis Iler, Manager (2)
2000 Wadsworth Blvd. #179
Lakewood, CO  80214
-------------------------------------------------------------------------------
Redgie Green (3)                        0                0                 0%
7609 Ralston Road
Arvada, CO  80002
-------------------------------------------------------------------------------

(1) Resigning Director
(2) New Director
(3) Director Nominee
(4) includes 255,000 owned by Mr. Doak's wife
(5) includes 1,000 owned by Mr. Shier's wife


All of the above disclaim any beneficial ownership in shares of the Company owned by other family members.

  (ii) each person who owns beneficially more than 5% of the common stock:


                                                         Post              Post
                                Pre-Transaction          Transaction Transaction
Name and Address of             Amount and nature of     Number of    % of Class
Beneficial Owner                Beneficial Ownership     Shares
-------------------------------------------------------------------------------
Skye Blue Ventures, LLC                0                 21,989,061         44%
Denis Iler, Manager (1)
2000 Wadsworth Blvd. #179
Lakewood, CO  80214
-------------------------------------------------------------------------------
Valessis Enterprises           2,619,133                  2,619,133         5.5%
520 Cook Road, Ste. #380
Deerfield, IL  30015
-------------------------------------------------------------------------------

(1)  New Director

  (iii) all Directors, nominees and executive officers as a group:

                                         Number of                 Percentage
                                         Shares                    of Class
-------------------------------------------------------------------------------
All Current Officers and
Directors as a Group                      22,301,572                 45%

-------------------------------------------------------------------------------
Officers & Directors as a
Group, counting new appointees
and excluding resigning directors         21,989,061                 44%

-------------------------------------------------------------------------------
Total Shares Issued and
Outstanding Post Transaction*            50,000,000                 100.00%

-------------------------------------------------------------------------------

Unless otherwise indicated,  the persons named in the table have sole voting and
investment   power  with  respect  to  all  shares  of  common  stock  shown  as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

The following sets forth the names and ages of the current Directors, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2003, the Board of Directors held no formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.


Denis R. Iler, age 65, President and Director, received a BA in Math from San Jose State University in California, and an MBA from Regis University in 1982. He was a comptroller with Berge Exploration from 1978 to 1984. Since 1984, he has been President and principal accountant for Business Financial Systems, Inc., an independent accounting firm, providing tax and accounting services for the small business community, including oil and gas, construction, and real estate brokerage accounting. He was a director of NELX, Inc. from 1999-2001. He was elected Director and appointed President of Jagged Edge Mountain Gear, Inc. in 2004. He was President and Director of Cheyenne Resources, Inc. from January to August, 2004.

Redgie Green, age 51, Director Nominee, has been Secretary and Director of Dynadapt Systems, Inc. since 1998. Mr. Green has been co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000.


FAMILY RELATIONSHIPS.               None.
--------------------

STANDING AUDIT COMMITTEE.           None.
------------------------


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




NOMINATION COMMITTEE.               None.
--------------------

COMPENSATION COMMITTEE.             None.
----------------------


EXECUTIVE COMPENSATION
----------------------

  (1) Cash Compensation

Directors who are also officers of the Company receive no cash compensation for services as Directors. The Company has made no cash compensation to its executives in the past but will pay cash compensation to its executives in the future pursuant to employment agreements to be entered with new management as approved by the Company's existing board of directors. The employment agreements will provide for a term of two years, will be terminable for cause or upon a change of control, and will provide for base salaries as follows:


         Denis Iler - no salary
         Redgie Green - no salary

The Company expects to obtain normal employee benefits (such as health insurance and life insurance), and may provide its executives and other employees additional benefits. In addition, the Company will likely hire other employees to assist in any new business of Mountains West Exploration, Inc.


The Company has made no Long Term Compensation payout.

  (2) Stock Option Plan


The Company's directors, prior to the acquisition, had not approved a stock option plan.


LEGAL PROCEEDINGS:
-----------------

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
------------------------------------------------------------
Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934.


1. Robert A. Doak, Jr.                      Form 4 x 1

2. David G. Shier                           None.



OTHER INFORMATION:
-----------------

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website which can be found at http://www.sec.gov.



Dated:  December 10, 2004


                       By Order of the Board of Directors
                       Mountains West Exploration, Inc.



                       By:/s/Denis Iler
                       ------------------------------------
                       Denis Iler, President

























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